

June 17, 2011

By U.S. Mail and Facsimile to: (415) 391-3077

William C. Sonneborn
Chief Executive Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

> **Re:** **KKR Financial Holdings LLC**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q as of March 31, 2011**
> **Filed May 2, 2011**
> **File No. 001-33437**

Dear Mr. Sonneborn:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 16

Our investment portfolio is and may continue to be concentrated in a limited number of companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations to us or if there is a downturn in a particular industry, page 26.

1. We have reviewed your proposed disclosures in response to prior comment three from our letter dated April 13, 2011. Your risk factor indicates that you have concentrations within particular industries which would appear to be group concentrations that would require disclosure under ASC 825-10-50-20. Please confirm for us that you do not have any group concentrations of credit risk related to your corporate loans and/or available for sale securities or revise your future filing disclosures accordingly.

2. In addition to the above, revise your future filing disclosures to provide additional information with respect to collateral, including:

   - Your policy for requiring collateral or other security to support your corporate loans and available-for-sale securities subject to credit risk;
   - Information about your access to that collateral or other security; and
   - The nature and a brief description of the collateral or other security supporting those financial instruments.

   Refer to ASC 825-10-50-21c.

Financial Statements

Note 2 – Summary of Significant Accounting Policies
Corporate Loans, page F-15

3. We have reviewed your proposed disclosures in response to prior comment 12 from our letter dated April 13, 2011. Please confirm to us that for loans transferred from HFI to HFS, any difference between the carrying amount of the loan and its outstanding principal balance on the transfer date is recognized as an adjustment to yield by the interest method. Revise your future filing disclosures accordingly.

Note 7- Deconsolidation of Residential Mortgage Loan Securitization Trusts, page F-28

4. We have reviewed your response to prior comment 20 from our letter dated April 13, 2011. Please provide us with the following additional information regarding the six residential mortgage securitization trusts the Company deconsolidated on January 1, 2010:

   - Information with respect to the design of the trusts and the parties responsible for determining the trusts' activities. For example, tell us when/why/how the trusts were created, the related parties, who determined a) the particular assets to be placed within the trusts, b) the criteria for servicing c) the structuring of the financing mechanism and d) the marketing of the trust obligations.
   - As the first loss interest holder in the trusts, it would seem that you would have, at a minimum, some protective rights as they relate to the servicing of the underlying mortgage loans. Clarify whether you have any such rights and

describe any and all rights you have in this area. If you do, explain how those rights do not prevent the servicer from having the power to direct activities that most significantly impact the performance of the underlying mortgages.

You may contact Babette Cooper at (202) 551-3396 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Gregory Dundas at (202) 551-3436 with any other questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant